Exhibit 99.1

NORTH AMERICAN PALLADIUM REPORTS FATALITY AT LAC DES ILES MINE

TORONTO, ONTARIO -- (July 11, 2014) - North American Palladium Ltd. ("NAP" or the "Company") (TSX:PDL)(NYSE MKT:PAL) today announced that at approximately 2:00 PM on Thursday, July 10, 2014 a fatality occurred at its Lac des Iles mine site near Thunder Bay, Ontario.  The Company, Union, Ontario Provincial Police, and Ontario Ministry of Labour are investigating the incident.  As the investigation is ongoing no details will be released at this time.

We would like to extend our condolences to the family, friends and colleagues of the deceased at this time and are offering grief counselling support to our employees.

Contact Information:
Wayne Scott
Director Human Resources, Health Safety & Environment
416-360-7341